Exhibit 12
PXRE GROUP LTD. AND SUBSIDIARIES
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
	Year Ended December 31,

($000’s except ratios)	2004	2003	2002	2001	2000

Net income (loss)	$22,846	$96,648	$64,545	$(17,967)	$(10,800)
Income taxes	(6,474)	841	17,829	(4,532)	(12,006)

Income (loss) before income taxes	$16,372	$97,489	$82,374	$(22,499)	$(22,806)
Fixed charges:
Interest expense	$14,389	$13,034	$11,585	$13,301	$13,653
Appropriated portion (1/3) of rentals	742	997	1,205	873	953
Interest expense on premiums withheld under ceded reinsurance contracts	7,985	9,078	9,846	—	—

Total fixed charges	$23,116	$23,109	$22,636	$14,174	$14,606
Earnings (loss) before income taxes and fixed charges	$39,488	$120,598	$105,010	$(8,325)	$(8,200)

Preferred dividend requirements	$14,018	$13,113	$9,077	$—	$—

Ratio of pre-tax income to net income	0.72	1.01	1.28	1.25	2.11
Preferred dividend factor	$14,018	$13,227	$11,584	$—	$—
Total fixed charges	23,116	23,109	22,636	14,174	14,606

Total fixed charges and preferred dividends	$37,134	$36,336	$34,220	$14,174	$14,606

Ratio of earnings to fixed charges	1.71	5.22	4.64	(0.59)	(0.56)
Ratio of earnings to combined fixed charges and preferred dividends	1.06	3.32	3.07	(0.59)	(0.56)
Deficiency in ratio				22,499	22,806

Deficiency in combined ratio				22,499	22,806